SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

Zuoan Fashion Limited

(Name of Issuer)

Ordinary Shares, par value $0.00025 per ordinary share

(Title of Class of Securities)

98982X103

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98982X103

1	Name of Reporting Person Fame Brilliant Group Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 57,301,883
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 57,301,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,301,883
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 51.5%
12	Type of Reporting Person CO

CUSIP No. 98982X103

1	Name of Reporting Person Siu Fong Or
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 57,301,883
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 57,301,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,301,883
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 51.5%
12	Type of Reporting Person IN

CUSIP No. 98982X103
1	Name of Reporting Person James Jinshan Hong
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 57,301,883
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 57,301,883
9	Aggregate Amount Beneficially Owned by Each Reporting Person 57,301,883
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares	☐
11	Percent of Class Represented by Amount in Row 9 51.5%
12	Type of Reporting Person IN

ITEM 1(a).	Name of Issuer

Zuoan Fashion Limited (the “Issuer”)

ITEM 1(b).	Address of Issuer’s Principal Executive Offices

Building 1, Lane 618
Dingyuan Road, Songjiang District
Shanghai 201616
People’s Republic of China

ITEM 2(a).	Name of Person Filing

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “SEC”) under the Act: (i) Fame Brilliant Group Limited, a British Virgin Islands company (“Fame Brilliant”), (ii) Ms. Siu Fong Or, Mr. James Jinshan Hong’s wife (“Ms. Or”), and (iii) Mr. James Jinshan Hong (“Mr. Hong”).

ITEM 2(b).	Address of Principal Business Office or, if none, Residence

The address of principal business office of Fame Brilliant is Suite A, 5/7, Centre Mark II, 305-313 Queen's Road Central, Hong Kong. The principal business address of Ms. Or and Mr. Hong is Building 1, Lane 618, Dingyuan Road, Songjiang District, Shanghai 201616, People’s Republic of China.

ITEM 2(c).	Citizenship

Fame Brilliant is a British Virgin Islands company. Both Ms. Or and Mr. Hong are Hong Kong citizens.

ITEM 2(d).	Title of Class of Securities

Ordinary Shares

ITEM 2(e).	CUSIP Number

98982X103

ITEM 3.	Statement filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c)

Not applicable

ITEM 4.	Ownership

The following table sets forth the beneficial ownership of the Ordinary Shares by the persons filing this statement as of December 31, 2014.  The percentage amounts are based on 111,276,113 Ordinary Shares outstanding as of December 31, 2014.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Fame Brilliant	57,301,883	51.5%	—	57,301,883	—	57,301,883
Ms. Or	57,301,883	51.5%	—	57,301,883	—	57,301,883
Mr. Hong	57,301,883	51.5%	—	57,301,883	—	57,301,883

Fame Brilliant is the record holder of 57,301,883 Ordinary Shares.  Fame Brilliant is wholly owned by Ms. Or, Mr. Hong’s wife.  Accordingly, pursuant to Rule 13d-3 under the Act, Ms. Or and Mr. Hong may each be deemed to be the beneficial owner of 57,301,883 Ordinary Shares and to have shared power to vote or dispose of, or direct the vote or disposition of, 57,301,883 Ordinary Shares with Fame Brilliant.  Mr. Hong disclaims beneficial ownership of the Ordinary Shares held by Fame Brilliant and Ms. Or.

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following:    ☐

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable

ITEM 9.	Notice of Dissolution of Group

Not applicable

ITEM 10.	Certifications

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

FAME BRILLIANT GROUP LIMITED

By:	/s/ Siu Fong Or
Name:	Siu Fong Or
Title:	Director

/s/ Siu Fong Or
Name:	Siu Fong Or

/s/ James Jinshan Hong
Name:	James Jinshan Hong